                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                                (AMENDMENT NO 2)



                                ARIS CORPORATION
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   04040A-10-1
                                 (CUSIP Number)


                                 Not Applicable
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 pages
                    An Index of Exhibits appears on Page 10

--------------------------------                                                -----------------------------
CUSIP NO.                                        Schedule 13G                             Page 2 of 11 Pages
04040A-10-1
--------------------------------                                                -----------------------------

---------- --------------------------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                             Paul Y. Song
---------- --------------------------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

---------- --------------------------------------------------------------------------------------------------
3.
           SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4.
           CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States Citizen

------------------------ ------- ----------------------------------------------------------------------------
       NUMBER OF
                         5.      SOLE VOTING POWER                           3,148,000
------------------------ ------- ----------------------------------------------------------------------------

        SHARES
------------------------ ------- ----------------------------------------------------------------------------
                         6.      SHARED VOTING POWER                         1,125,900
     BENEFICIALLY
------------------------ ------- ----------------------------------------------------------------------------

       OWNED BY
------------------------ ------- ----------------------------------------------------------------------------
                         7.      SOLE DISPOSITIVE POWER                      3,148,000
         EACH
------------------------ ------- ----------------------------------------------------------------------------

       REPORTING
------------------------ ------- ----------------------------------------------------------------------------
                         8.      SHARED DISPOSITIVE POWER                    1,125,900
      PERSON WITH
------------------------ ------- ----------------------------------------------------------------------------

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,273,900 (includes 3,900 shares that Tina Song has a right to acquire by an employee stock option that is exercisable within 60 days)

---------- --------------------------------------------------------------------------------------------------
10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                                 [ ]

---------- --------------------------------------------------------------------------------------------------
11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    33.6%
---------- --------------------------------------------------------------------------------------------------

12.        TYPE OF REPORTING PERSON*
                    IN

---------- --------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 11 pages
                    An Index of Exhibits appears on Page 10

--------------------------------                                                -----------------------------
CUSIP NO.                                        Schedule 13G                             Page 3 of 11 Pages
04040A-10-1
--------------------------------                                                -----------------------------

---------- --------------------------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                             Tina J. Song
---------- --------------------------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

---------- --------------------------------------------------------------------------------------------------
3.
           SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4.
           CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States Citizen

---------- --------------------------------------------------------------------------------------------------
       NUMBER OF
                         5.      SOLE VOTING POWER                           475,900
------------------------ ------- ----------------------------------------------------------------------------

        SHARES
------------------------ ------- ----------------------------------------------------------------------------
                         6.      SHARED VOTING POWER                         3,798,000
     BENEFICIALLY
------------------------ ------- ----------------------------------------------------------------------------

       OWNED BY
------------------------ ------- ----------------------------------------------------------------------------
                         7.      SOLE DISPOSITIVE POWER                      475,900
         EACH
------------------------ ------- ----------------------------------------------------------------------------

       REPORTING
------------------------ ------- ----------------------------------------------------------------------------
                         8.      SHARED DISPOSITIVE POWER                    3,798,000
      PERSON WITH
---------- --------------------------------------------------------------------------------------------------

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,273,900 (includes 3,900 shares that Tina Song has a right to acquire by an employee stock option that is exercisable within 60 days)

---------- --------------------------------------------------------------------------------------------------
10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                                 [ ]

---------- --------------------------------------------------------------------------------------------------
11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                       33.6%

---------- --------------------------------------------------------------------------------------------------
12.
           TYPE OF REPORTING PERSON*
                    IN

---------- --------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 11 pages
                    An Index of Exhibits appears on Page 10

--------------------------------                                                -----------------------------
CUSIP NO.                                        Schedule 13G                             Page 4 of 11 Pages
04040A-10-1
--------------------------------                                                -----------------------------

---------- --------------------------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                             AHS LLC (formerly Song Family Limited Partnership)
---------- --------------------------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

---------- --------------------------------------------------------------------------------------------------
3.
           SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
4.
           CITIZENSHIP OR PLACE OF ORGANIZATION
                    Limited Liability Company organized under the laws of the State of Washington

------------------------ ------- ----------------------------------------------------------------------------
       NUMBER OF
                         5.      SOLE VOTING POWER                           650,000
------------------------ ------- ----------------------------------------------------------------------------

        SHARES
------------------------ ------- ----------------------------------------------------------------------------
                         6.      SHARED VOTING POWER
     BENEFICIALLY
------------------------ ------- ----------------------------------------------------------------------------

       OWNED BY
------------------------ ------- ----------------------------------------------------------------------------
                         7.      SOLE DISPOSITIVE POWER                      650,000
         EACH
------------------------ ------- ----------------------------------------------------------------------------

       REPORTING
------------------------ ------- ----------------------------------------------------------------------------
                         8.      SHARED DISPOSITIVE POWER
      PERSON WITH
---------- --------------------------------------------------------------------------------------------------

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    650,000

---------- --------------------------------------------------------------------------------------------------
10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                                 [ ]

---------- --------------------------------------------------------------------------------------------------
11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                       5.1%

---------- --------------------------------------------------------------------------------------------------
12.
           TYPE OF REPORTING PERSON*
                    OO

---------- --------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 4 of 11 pages
                    An Index of Exhibits appears on Page 10

                                  SCHEDULE 13G

Item 1(a).    Name of Issuer.

         This Schedule 13G relates to Aris Corporation, a Washington corporation (the "Company").

Item 1(b).    Address of Issuer's Principal Executive Offices.

         The Company's principal executive offices are located at 2229 - 112th Avenue NE, Bellevue, Washington 98004.

Item 2(a).    Name of Person Filing.

         This Schedule 13G relates to the following persons:
o        Paul Y. Song
o        Tina J. Song
o        AHS LLC (formerly Song Family Limited Partnership)

         The Managers of the AHS LLC are Paul Y. Song and Tina J. Song.

Item 2(b).    Address of Principal Business Office.

         The business address of each of the reporting persons is 2229 - 112th Avenue NE, Bellevue, Washington 98004.

Item 2(c).    Citizenship.
o        Paul Y. Song is a United States citizen
o        Tina J. Song is a United States citizen
o AHS LLC is a limited liability company organized under the laws of the State of Washington

Item 2(d).    Title of Class of Securities.

         This Schedule 13G relates to the Company's common stock, no par value per share (the "Common Stock").

Item 2(e).    CUSIP Number.

         The CUSIP Number for the Company's Common Stock is 04040A-10-1.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

         (a) [ ]  Broker or dealer registered under Section 15 of the Exchange
                  Act,

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act,

                              Page 5 of 11 pages
                    An Index of Exhibits appears on Page 10

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

         (e) [ ] An investment advisor in accordance with Rule
13d-1(b)(1)(ii)(E),

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G),

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

         The following describes the ownership of Common Stock by Paul Y. Song as of December 31, 1999:

         (a)      Amount beneficially owned:  4,273,900 (1)

                              Page 6 of 11 pages
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

         (b)      Percent of class:    33.6%

         (c) Number of shares as to which such person has:

             (i)      Sole power to vote or direct the vote:  3,148,000

             (ii)     Shared power to vote or to direct the vote:   1,125,900 (2)(3)

             (iii)    Sole power to dispose or to direct the disposition of:  3,148,000

             (iv)     Shared power to dispose or to direct the disposition of:  1,125,900 (2)(3)

         (1) Includes 472,000 shares held of record by Tina J. Song, the spouse of Mr. Song. Includes 3,900 shares that Ms. Song has a right to acquire by an employee stock option that is exercisable within 60 days. Also includes 650,000 shares held of record by AHS LLC of which Mr. Song is a Manager.

         (2) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares held by AHS LLC is deemed to be shared among each of Tina J. Song and Paul Y. Song as Managers.

         (3) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares held by Tina J. Song is deemed to be shared among each of Tina J. Song and Paul Y. Song pursuant to the community property laws of the State of Washington.



         The following describes the ownership of Common Stock by Tina J. Song as of December 31, 1999:

         (a)      Amount beneficially owned:  4,273,900 (1)

         (b)      Percent of class:    33.6%

         (c) Number of shares as to which such person has:

             (i)      Sole power to vote or direct the vote:   475,900

             (ii)     Shared power to vote or to direct the vote:   3,798,000 (2)(3)

             (iii)    Sole power to dispose or to direct the disposition of:  475,900

             (iv)     Shared power to dispose or to direct the disposition of:  3,798,000 (2)(3)

         (1) Includes 3,148,000 shares held of record by Paul Y. Song, the spouse of Ms. Song. Includes 3,900 shares that Ms. Song has a right to acquire by an employee stock option that is exercisable within 60 days. Also includes 650,000 shares held of record by AHS LLC of which Ms. Song is a Manager.

         (2) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares held by AHS LLC is deemed to be shared among each of Tina J. Song and Paul Y. Song as Managers.

         (3) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares held by Paul Y. Song is deemed to be shared among each of Tina J. Song and Paul Y. Song pursuant to the community property laws of the State of Washington.

         The following describes the ownership of Common Stock by AHS LLC, (formerly Song Family Limited Partnership) as of December 31, 1999:

         (a)      Amount beneficially owned:  650,000

         (b)      Percent of class:     5.1%

         (c) Number of shares as to which such person has:

             (i)      Sole power to vote or direct the vote: 650,000 (1)

             (ii)     Shared power to vote or to direct the vote:   0

             (iii)    Sole power to dispose or to direct the disposition of: 650,000 (1)

             (iv)     Shared power to dispose or to direct the disposition of:  0

         (1) Paul Y. Song and Tina J. Song are each a Manager of AHS LLC. Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares is deemed to be shared among each of Tina J. Song and Paul Y. Song.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

                              Page 7 of 11 pages
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Item 8.       Identification and Classification of Members of the Group.

         Not applicable.

Item 9.       Notice of Dissolution of Group.

         Not applicable.

Item 10.      Certification.

         Not applicable.

                              Page 8 of 11 pages
                    An Index of Exhibits appears on Page 10

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                            Dated:   February 9, 2000



                                              /s/  PAUL Y. SONG
                                            ----------------------------
                                            PAUL Y. SONG



                                              /s/  TINA J. SONG
                                            ----------------------------
                                            TINA J. SONG


                                            AHS LLC


                                            By:  /s/  PAUL Y. SONG
                                            ----------------------------
                                                 Paul Y. Song, Manager

                              Page 9 of 11 pages
                    An Index of Exhibits appears on Page 10

                                  EXHIBIT INDEX


EXHIBIT INDEX


                                                              Found on
                                                              Sequentially
Exhibit                                                       Numbered Page
-------                                                       -------------

Exhibit A:  Agreement of Joint Filing                              11


                                     Page 10
                     An Index of Exhibits appears on Page 10

                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING


         In accordance with Rule 13d-1 under the Securities Exchange Act of 1934, the persons and entity named below agree to a joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Aris Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 9th day of February, 2000.



                                              /s/  PAUL Y. SONG
                                            ----------------------------
                                            PAUL Y. SONG



                                              /s/  TINA J. SONG
                                            ----------------------------
                                            TINA J. SONG


                                            AHS LLC


                                            By:    /s/  PAUL Y. SONG
                                            ----------------------------
                                                   Paul Y. Song, Manager

                                     Page 11
                     An Index of Exhibits appears on Page 10